Tyla-Simone's Wings, LLC (D/B/A Sienna Sauce Co.)

Financial Statements

December 31, 2021 and 2020



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

TYLA-SIMONE'S WINGS, LLC
(D/B/A SIENNA SAUCE CO.)

Table of Contents



Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Member
Tyla-Simone's Wings, LLC
(D/B/A Sienna Sauce Co.)
Houston, Texas

We have reviewed the accompanying financial statements of Tyla-Simone's Wings, LLC d/b/a Sienna Sauce Co. (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in member's equity, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

March 31, 2022
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

TYLA-SIMONE'S WINGS, LLC
(D/B/A SIENNA SAUCE CO.)

Balance Sheets
December 31, 2021 and 2020

Assets		2021		2020
Current assets:				
Cash	$	6,208	$	80,076
Accounts receivable - net		11,374		1,426
Inventory		1,016		7,336
Other receivables		17,847		5,052
Total current assets		36,445		93,890
Property and equipment - net		4,521		5,564
Total assets	$	40,966	$	99,454
Liabilities and Member's Equity				
Current liabilities:				
Financing agreement payable	$	13,672	$	-
Accounts payable		15,290		283
Accrued expenses		956		285
Total liabilities		29,918		568
Member's equity:				
Member's deficit		(190,271)		(102,433)
SAFE - future equity obligation		201,319		201,319
Total member's equity		11,048		98,886
Total liabilities and member's equity	$	40,966	$	99,454

See report of independent accountants and accompanying notes to financial statements.

TYLA-SIMONE'S WINGS, LLC
(D/B/A SIENNA SAUCE CO.)

Statements of Operations
Years Ended December 31, 2021 and 2020

	2021	2020
Revenue - net	$ 685,495	$ 127,282
Cost of revenue	383,457	82,087
Gross profit	302,038	45,195
Operating expenses	294,653	109,729
Operating income (loss)	7,385	(64,534)
Other income (expense):		
Grant income	11,000	19,000
Competition award income	-	10,000
Interest expense	(3,825)	(1,732)
Total other income, net	7,175	8,268
Net income (loss)	$ 14,560	$ (37,266)

See report of independent accountants and accompanying notes to financial statements.

TYLA-SIMONE'S WINGS, LLC
(D/B/A SIENNA SAUCE CO.)

Statements of Changes in Member's Equity
Years Ended December 31, 2021 and 2020

	Member's Equity (Deficit)	SAFE - Future Equity Obligation	Total
Balance, January 1, 2020	$ 3,484	$ -	$ 3,484
Member distributions	(48,988)	-	(48,988)
Member contributions	8,209	-	8,209
Issuance of SAFEs	-	201,319	201,319
Syndication costs	(27,872)	-	(27,872)
Net loss	(37,266)	-	(37,266)
Balance, December 31, 2020	(102,433)	201,319	98,886
Member distributions	(115,398)	-	(115,398)
Member contributions	13,000	-	13,000
Net income	14,560	-	14,560
Balance, December 31, 2021	$ (190,271)	$ 201,319	$ 11,048

See report of independent accountants and accompanying notes to financial statements.

4

TYLA-SIMONE'S WINGS, LLC
(D/B/A SIENNA SAUCE CO.)

Statements of Cash Flows
Years Ended December 31, 2021 and 2020

	2021	2020
Cash flows from operating activities:		
Net income (loss)	$ 14,560	$ (37,266)
Adjustments to reconcile net income (loss) to net cash from operating activities:		
Depreciation	1,043	1,043
Change in operating assets and liabilities:		
Accounts receivable - net	(9,948)	3,349
Inventory	6,320	(5,748)
Other receivables	(12,795)	(5,052)
Accounts payable	15,007	(807)
Accrued expenses	671	130
Net cash provided by (used in) operating activities	14,858	(44,351)
Cash flows from financing activities:		
Proceeds from (payments on) financing agreements - net	13,672	(8,699)
Proceeds from issuance of SAFEs - future equity obligation	-	201,319
Payments for syndication costs	-	(27,872)
Member contributions	13,000	8,209
Member distributions	(115,398)	(48,988)
Net cash (used in) provided by financing activities	(88,726)	123,969
Net change in cash	(73,868)	79,618
Cash, beginning of year	80,076	458
Cash, end of year	$ 6,208	$ 80,076
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 3,825	$ 1,732

See report of independent accountants and accompanying notes to financial statements.

5

TYLA-SIMONE'S WINGS, LLC
(D/B/A SIENNA SAUCE CO.)

Notes to Financial Statements

1. Summary of Significant Accounting Policies:

Nature of Business: Tyla-Simone's Wings, LLC D/B/A Sienna Sauce Co. (the "Company") was incorporated on November 10, 2017 in the state of Texas and is headquartered in Houston, Texas. The Company produces and sells sauce.

Management's Plans: The Company's updated strategic plan for 2022 and beyond is focused on increasing retail and e-commerce sales and raising capital through crowdfunding and private equity. The Company has engaged a marketing company to assist with the growth of their ecommerce sales and a finance team to assist with future capital raises. The Company believes its strategy along with the additional raised capital, it will enable it to effectively execute these goals and continue for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations and Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains its cash in various financial institutions with balances that periodically exceed federally insured limits. Accounts receivable is made up of many customers across various geographic regions.

At December 31, 2021 and 2020, one customer accounted for 88% and one customer accounted for 85% of accounts receivable, respectively. During 2021 and 2020, one supplier accounted for 100% of inventory purchases, respectively.

Accounts Receivable: Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment upon product purchase for retail customers and upon delivery for wholesale vendors. Trade receivables are stated at the amount billed to the customer. Management closely monitors outstanding accounts receivable and reports accounts receivable net of an allowance for doubtful accounts. An allowance for doubtful accounts of $3,667 was deemed necessary at December 31, 2021. An allowance for doubtful accounts was not deemed necessary at December 31, 2020.

Inventory: Inventory consists of finished bottles of sauce and is valued at the lower of cost or net realizable value on a first-in, first-out basis. Management periodically evaluates the need for a reserve for obsolescence and determined that no reserve was deemed necessary at December 31, 2021 and 2020.

1.   **Summary of Significant Accounting Policies, Continued:**

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed using the straight-line method based upon the estimated useful lives of related assets, which is seven years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $103,063 for 2021 and $23,062 for 2020.

Revenue Recognition: Effective January 1, 2020, the Company adopted ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("Topic 606"), which provides guidance for revenue recognition. Topic 606 affects any entity that enters into contracts with customers to transfer goods or services. The update eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The standard's core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which a company expects to be entitled in exchange for those goods or services. The Company adopted the standard effective January 1, 2020, under the modified retrospective transition method.

The Company sells its sauce products through a variety of channels including retail and online stores. The contracts consist of a single performance obligation to provide the purchased product to the customer.

Economic factors may impact the nature, amount, and timing of revenue recognition. Contracts do not include variable consideration or financing components. Payment typically is expected at the time the product is purchased or delivered.

Income Taxes and Uncertainties: The Company is treated as a partnership for federal and state income tax purposes, and its member reports their respective share of the Company's taxable income or loss on their income tax returns. Accordingly, no provision or liability for income taxes has been included in the accompanying consolidated financial statements.

Management has evaluated the Company's income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2021 or 2020. The Company is not currently under audit by any tax jurisdiction.

Sales Taxes Collected and Remitted: The Company presents sales taxes collected from customers and remitted to governmental authorities on a net basis, excluding such amounts from revenue and cost of revenue.

1. **Summary of Significant Accounting Policies, Continued:**

    Recent Accounting Pronouncements:

    Leases: The FASB issued new guidance over leases which requires that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and a lease liability. The standard will require entities to classify leases as either a finance, or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. The new standard will be effective for periods beginning after December 15, 2021, and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the reporting and economic implications of the new standard.

    Subsequent Events: Management has evaluated subsequent events through March 31, 2022, the date the financial statements were available for issuance, and has determined that there are no subsequent events to be reported in the accompanying financial statements.

2. **Property and Equipment:**

    Property and equipment consisted of the following at December 31:

	2021		2020	
Furniture and fixtures	$	7,302	$	7,302
Less - accumulated depreciation		2,781		1,738
	$	4,521	$	5,564

    Depreciation expense was $1,043 for 2021 and 2020.

3. **Financing Agreements Payable:**

    During 2021, the Company entered into various agreements with a financing company for the sale of future receipts. The Company sold future receipts with a value of $33,109 for a total purchase price of $29,300 with the corresponding discount being recorded as interest expense. The agreements call for a maximum daily percentage of future receipts available for collection by the purchaser of 17%. The future receipts were sold without recourse. The outstanding financing agreement payable was $13,672 at December 31, 2021.

4.   **SAFE – Future Equity Obligation:**

The Company had various Simple Agreements for Future Equity ("SAFE") outstanding for a total amount of $201,319 at December 31, 2021 and 2020. The SAFEs do not bear interest and would convert upon any of the following events: equity financing, liquidity event, dissolution, or termination of the SAFE which would occur if any of the previous events took place or the SAFE was settled by the Company in stock or payment of amounts due as defined in the agreement. The full principal balance of the SAFEs was outstanding at December 31, 2021 and 2020.

5.   **Operating Leases:**

The Company leases its office space through a non-cancelable operating lease agreement. The Company's lease originally called for monthly lease payments of $1,410 plus various operating charges and terminated on April 30, 2020. During 2020, the Company renewed their lease calling for monthly rent payments of $1,575 plus various operating charges. The Company terminated this lease agreement during 2021 and entered into a new lease agreement effective June 1, 2021 and expiring in April 2023. The new lease agreement calls for monthly rent of $2,946. Rent expense was $27,442 for 2021 and $20,674 for 2020.

Minimum future lease payments related to the office lease were as follows at December 31, 2021:

Year		Amount
2022	$	35,350
2023		11,783
	$	47,133

6.   **Grant Income:**

During 2021, the Company received a grant totaling $11,000 from the Small Business Administration's Economic Injury Disaster Relief fund. During 2020, the Company received a grant totaling $4,000 from the Small Business Administration's Economic Injury Disaster Relief fund and $15,000 from the Fort Bend County Small Business Emergency Assistance grant program. These grants were recognized as income upon receipt and are included as grant income in the accompanying statements of operations. The Company's Fort Bend County Small Business Emergency Assistance grant award was forgivable upon meeting certain requirements for spending of which management has determined the Company qualified for forgiveness.